December 18, 2007

VIA EDGAR

Perry Hindin

Special Counsel, Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 6010

Washington, D.C. 20549

RE:	Altera Corporation
Definitive 14A
Filed March 28, 2007
File No. 000-16617

Dear Mr. Hindin:

In response to your second comment letter dated December 5, 2007 concerning the above-referenced filing by Altera Corporation (the “company”), we respectfully requested an extension of time to complete and file a response no later than January 11, 2008. Due to vacation schedules and other commitments relating to the holiday season, we need additional time to review the comments and our response with our compensation committee as well as our external auditors.

This letter is to confirm that you discussed this request with a member of my staff on December 17, 2007 and raised no objection to our extension request.

If you have any further questions or comments regarding the foregoing, please contact me at (408) 544-8086 (telephone) or (408) 544-8000 (facsimile).

Very truly yours,

/S/ Katherine E. Schuelke
Katherine E. Schuelke Vice President, General Counsel and Secretary